1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – March 10, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2014: On a consolidated basis, revenues for February 2014 were approximately NT$46.83 billion, a decrease of 9.0 percent from January 2014 and an increase of 13.7 percent over February 2013. Revenues for January through February 2014 totaled NT$98.26 billion, an increase of 10.9 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

	(Unit: NT$ million)
Period	February 2014	January 2014	M-o-M Increase (Decrease) %	February 2013	Y-o-Y Increase (Decrease) %	January to February 2014	January to February 2013	Y-o-Y Increase (Decrease) %
Net Revenues	46,829	51,430	(9.0)	41,182	13.7	98,259	88,621	10.9

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

March 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Feb.	Net sales	46,829,051	41,182,084
Jan.-Feb.	Net sales	98,259,044	88,620,771

2. Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	43,578,448	3,029,800

*	Borrowers include TSMC Solar, and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands): None.

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	211,877,064	45,447,000

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	28,847,681	1,816,295
	Mark to Market Profit/Loss	(16,388)	(5,099)
	Unrealized Profit/Loss	(55,014)	(5,099)
Expired Contracts	Notional Amount	68,843,767	19,908,175
	Realized Profit/Loss	40,723	57,823
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,289,886	—
	Mark to Market Profit/Loss	(41,399)	—
	Unrealized Profit/Loss	(60,629)	—
Expired Contracts	Notional Amount	4,117,224	—
	Realized Profit/Loss	25,676	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	901,209	1,670,261
	Mark to Market Profit/Loss	(2,070)	(998)
	Unrealized Profit/Loss	1,862	(5,063)
Expired Contracts	Notional Amount	891,100	3,149,285
	Realized Profit/Loss	9,576	4,852
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	54,647	151,600
	Mark to Market Profit/Loss	(118)	(105)
	Unrealized Profit/Loss	120	454
Expired Contracts	Notional Amount	38,986	300,475
	Realized Profit/Loss	498	222
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	43,668,061	—
	Mark to Market Profit/Loss	(2,153,413)	—
	Unrealized Profit/Loss	(2,144,742)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—